UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 3)


                            Mercury Interactive Corporation
                                    (Name of Issuer)

                                      Common Stock
                             (Title of Class of Securities)

                                      589405-10-9
                                     (CUSIP Number)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 2 of 14



       1   Name Of Reporting Person H&Q LONDON VENTURES

           IRS Identification No. Of Above Person                    94-2966540

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                          England

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                             PN






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 3 of 14



       1   Name Of Reporting Person HAMCO CAPITAL CORPORATION

           IRS Identification No. Of Above Person                    94-2731560

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                             CO






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 4 of 14



       1   Name Of Reporting Person SARAH & WILLIAM HAMBRECHT FOUNDATION

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                             OO






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 5 of 14



       1   Name Of Reporting Person HAMBRECHT & QUIST VENTURES PARTNERS

           IRS Identification No. Of Above Person                    94-2949080

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                             PN






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 6 of 14



       1   Name Of Reporting Person HAMBRECHT & QUIST CALIFORNIA

           IRS Identification No. Of Above Person                    94-2856927

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                             CO






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 7 of 14



       1   Name Of Reporting Person HAMBRECHT & QUIST GROUP

           IRS Identification No. Of Above Person                    94-3246636

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                         Delaware

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                           HC, CO






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 8 of 14



       1   Name Of Reporting Person WILLIAM R. HAMBRECHT

           IRS Identification No. Of Above Person                   ###-##-####

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
                          6    Shared Voting Power           SHARES
        BENEFICIALLY
                                                    67,049       OWNED BY EACH
         REPORTING
                          7    Sole Dispositive Power        PERSON WITH

                                                     -0-
                          8    Shared Dispositive Power

                                                   692,049

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          692,049

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                               [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                            4.3%
       12   Type Of Reporting Person*

                                             IN






     CUSIP No. 589405-10-9           SCHEDULE 13G                   Page 9 of 14


             Item 1(a).     Name of Issuer.

                       Mercury Interactive Corporation (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                       470 Potrero Avenue, Sunnyvale, CA 94086

             Item 2(a).     Names of Persons Filing.

                       Reference is made to Item 1 of each of the cover
             pages of this Schedule, which Items are incorporated by reference herein.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The address of each reporting person is One Bush
             Street, San Francisco, California 94104.

             Item 2(c).     Citizenship.

                       Reference is made to Item 4 of each of the cover
             pages of this Schedule, which Items are incorporated by reference herein.

             Item 2(d).     Title of Class of Securities.

                       Common stock ("Common Stock").

             Item 2(e).     CUSIP Number.

                       589405-10-9

             Item 3.   Type of Reporting Person.

                       Not applicable.

             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of
             each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 16,047,942 shares of Common Stock issued and outstanding as of December 31, 1996. At December 31, 1996, the following shares of Common Stock were held directly by the following persons:






     CUSIP No. 589405-10-9           SCHEDULE 13G                  Page 10 of 14


                                                  Common Stock
                  Person                         Directly Owned

                  H&Q London Ventures                    -0-

                  Hamco Capital Corporation           50,000

                  Sarah and William Hambrecht
                    Foundation                        17,049
                                                      ______

                  TOTAL                               67,049
                                                      ======


                       Because voting and investment decisions concerning
             the above securities may be made by or in conjunction with Hambrecht & Quist Venture Partners, Hambrecht & Quist California, Hambrecht & Quist Group and William R. Hambrecht, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

                       In addition, Hambrecht & Quist Group may be
             determined to be the beneficial owner of 625,000 shares of Common Stock held by Ivory and Sime Enterprise Capital PLC (formerly known as The Independent Investment Company PLC). Pursuant to an investment advisory agreement, Hambrecht & Quist Group does not have voting power over such shares, but may be considered to have investment power. Although such shares are included in the number of shares beneficially owned by the reporting persons for purposes of this Schedule, the reporting persons disclaim beneficial ownership of such shares for any purpose.

                       Under the definition of "beneficial ownership" in
             Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners of Hambrecht & Quist Venture Partners and/or the directors and executive officers of Hambrecht & Quist California or Hambrecht & Quist Group might be deemed the "beneficial owners" of some or all of the securities to which this Amendment relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any






     CUSIP No. 589405-10-9           SCHEDULE 13G                  Page 11 of 14


             of the securities to which this Amendment relates, and such beneficial ownership is expressly disclaimed.

                       This Amendment does not include shares of Common
             Stock, if any, held by Hambrecht & Quist LLC in its trading account if it is a market maker in the Issuer's Common Stock.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       If this statement is being filed to report the fact
             that as of the date hereof, the reporting persons have ceased to be the beneficial owners of more than 5% of the Common Stock, check the following: [x]

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Not applicable.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not applicable.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                       Not applicable.






     CUSIP No. 589405-10-9           SCHEDULE 13G                  Page 12 of 14


                                         Signature

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  February 12, 1997.

             H&Q LONDON VENTURES               HAMBRECHT & QUIST CALIFORNIA


             By: /s/ Jackie A. Berterretche    By: /s/ Jackie A. Berterretche
                 __________________________         __________________________
                 Jackie A. Berterretche            Jackie A. Berterretche
                 Attorney-in-Fact                  Attorney-in-Fact


             HAMCO CAPITAL CORPORATION         HAMBRECHT & QUIST GROUP


             By: /s/ Jackie A. Berterretche    By: /s/ Jackie A. Berterretche
                 __________________________         __________________________
                 Jackie A. Berterretche            Jackie A. Berterretche
                 Attorney-in-Fact                  Attorney-in-Fact


             SARAH & WILLIAM HAMBRECHT         WILLIAM R. HAMBRECHT
             FOUNDATION


             By: /s/ William R. Hambrecht      By: /s/ Jackie A. Berterretche
                 __________________________         __________________________
                 William R. Hambrecht              Jackie A. Berterretche
                 Trustee                           Attorney-in-Fact


             HAMBRECHT & QUIST VENTURE
             PARTNERS


             By: /s/ Jackie A. Berterretche
                 __________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact






     CUSIP No. 589405-10-9           SCHEDULE 13G                  Page 13 of 14


                                       EXHIBIT INDEX



             Exhibit A      Joint Filing Undertaking           Page 14






     CUSIP No. 589405-10-9           SCHEDULE 13G                  Page 14 of 14


                                 JOINT FILING UNDERTAKING

                       The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to this Amendment to
             Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

             DATED:  February 12, 1997.

             H&Q LONDON VENTURES               HAMBRECHT & QUIST CALIFORNIA


             By: /s/ Jackie A. Berterretche    By: /s/ Jackie A. Berterretche
                 __________________________         __________________________
                 Jackie A. Berterretche            Jackie A. Berterretche
                 Attorney-in-Fact                  Attorney-in-Fact


             HAMCO CAPITAL CORPORATION         HAMBRECHT & QUIST GROUP


             By: /s/ Jackie A. Berterretche    By: /s/ Jackie A. Berterretche
                 __________________________         __________________________
                 Jackie A. Berterretche            Jackie A. Berterretche
                 Attorney-in-Fact                  Attorney-in-Fact


             SARAH & WILLIAM HAMBRECHT         WILLIAM R. HAMBRECHT
             FOUNDATION


             By: /s/ William R. Hambrecht      By: /s/ Jackie A. Berterretche
                 __________________________         __________________________
                 William R. Hambrecht              Jackie A. Berterretche
                 Trustee                           Attorney-in-Fact


             HAMBRECHT & QUIST VENTURE
             PARTNERS


             By: /s/ Jackie A. Berterretche
                 __________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact